Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

March 31, 2020

Item 3:	News Release

A news release announcing the material change was issued on March 31, 2020 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On March 31, 2020, the Company announced 2020 production and cost guidance of 540,000 to 600,000 ounces (“oz”) of gold at all-in-sustaining costs (“AISC”) of $1,000 to $1,060 per oz. Guidance for the Los Filos, Fazenda, RDM and Pilar mines reflects production expectations from March 10, 2020, the closing date of the merger with Leagold Mining Corporation (“Leagold”), to December 31, 2020. Total consolidated 2020 production, including gold produced by Leagold in 2020 before completion of the merger, is estimated at 615,000 to 680,000 oz of gold.

Item 5.1:	Full Description of Material Change

All dollar amounts are expressed in US$.

On March 31, 2020, the Company announced 2020 production and cost guidance of 540,000 to 600,000 oz of gold at AISC[1] of $1,000 to $1,060 per oz. Guidance for the Los Filos, Fazenda, RDM and Pilar mines reflects production expectations from March 10, 2020, the closing date of the merger with Leagold, to December 31, 2020. Total consolidated 2020 production, including gold produced by Leagold in 2020 before completion of the merger, is estimated at 615,000 to 680,000 oz of gold.

2020 Guidance and Outlook

Guidance for Los Filos, Fazenda, RDM, Pilar and Santa Luz reflects expectations for the period commencing March 10, 2020, the closing date of the merger with Leagold, and ending December 31, 2020. The Company may revise guidance during the year to reflect changes to expected results, including from effects related to the COVID-19 pandemic.

1 AISC per oz sold and sustaining and non-sustaining capital are non-IFRS measures. See non-IFRS measures and AISC per Ounce Sold below.

	Production (oz)	AISC [1,2] ($/oz)	Sustaining Capital [1]	Non-Sustaining Capital [1]
Los Filos[3]	170,000 - 190,000	$1,000 - $1,050	$24 M	$51 M
Aurizona	115,000 - 125,000	$1,100 - $1,150	$40 M	$11 M
Mesquite	120,000 - 130,000	$975 - $1,025	$8 M	$8 M
Fazenda[3]	55,000 - 60,000	$900 - $950	$7 M	$3 M
RDM[3]	50,000 - 55,000	$1,000 - $1,050	$5 M	$17 M
Pilar[3]	25,000 - 30,000	$1,200 - $1,300	$4 M	$2 M
Castle Mountain	5,000 - 10,000	$750 - $800	-	$45 M
Santa Luz[3]	-	-	-	$6 M
Total – Mines	540,000 - 600,000	$1,000 - $1,060	$88 M	$143 M

Consolidated gold production is expected to increase quarter over quarter during the year, with the fourth quarter benefiting from the addition of gold production from Castle Mountain and the processing of higher-grade ore at Los Filos.

Los Filos Gold Mine

The Los Filos gold mine in Guerrero State, Mexico began commercial production in 2008 and currently comprises two open pits (Los Filos and Bermejal) and one underground mine (Los Filos). Ore from all three deposits is processed using heap leach recovery. Los Filos produced a total of 200,856 oz of gold during 2019. Los Filos production for 2020 attributable to Equinox Gold post-merger is estimated at 170,000 to 190,000 oz of gold at AISC of $1,000 to $1,050 per oz of gold sold, with production weighted heavily toward the second half of the year as the Company accesses ore from the new Bermejal underground mine and new Guadalupe open pit.

The Company is advancing an expansion of the Los Filos mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new carbon in leach (“CIL”) plant to process higher-grade ore. Leagold commenced the expansion project in Q3-2019, completing an access road to allow the start of stripping from the Guadalupe open pit and commencing work for additional ventilation for Bermejal underground development. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the currently contemplated 4,000 tonnes per day (“t/d”) plant, which would have an impact on the current feasibility estimate for construction capital of $115 million. Trade-off studies will be completed in mid-2020 after which the Company will provide an update on the size of and costs to construct the CIL plant. Construction is currently targeted to commence in H2-2020.

Equinox Gold has budgeted a total capital spend of $75 million at Los Filos during 2020. Non-sustaining capital of $51 million relates primarily to the expansion project and includes $20 million for pre-stripping of the Guadalupe open pit and $23 million allocated to Bermejal underground development. In addition, $3.5 million is allocated for regional and Guadalupe exploration and $2 million is budgeted for underground step-out drilling. Of the $24 million budgeted for sustaining capital, $8 million is for major overhauls and rebuilds of the existing fleet to support Guadalupe stripping, $6 million is allocated for development at the Los Filos underground mine, $3 million is for processing equipment and $3 million is budgeted for heap leach expansion.

2 Exchange rates used to forecast 2020 AISC include a rate of BRL 4.0 to USD 1 and MXN 19.5 to USD 1.

3 Production costs and capital attributable to Equinox Gold post-merger completion on March 10, 2020.

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Aurizona Gold Mine

Aurizona is an open-pit gold mine in Maranhão State, Brazil. The Company completed construction in Q2-2019 and announced commercial production effective July 1, 2019, producing a total of 75,282 oz during 2019 including pre-commercial production ounces. Aurizona production for 2020 is estimated at 115,000 to 125,000 oz of gold at AISC of $1,100 to $1,150 per oz of gold sold. The increase in AISC compared to 2019 is largely due to: mine plan scheduling, with ore feed in 2020 slightly below reserve grade; a waste stripping program in the open pit; and increased sustaining capital associated with the third tailings facility lift.

Equinox Gold has budgeted a total capital spend of $51 million at Aurizona during 2020. Sustaining capital of $40 million relates primarily to completion of the third tailings facility lift ($13 million) and capitalized stripping in the open pit ($19 million). Non-sustaining capital of $11 million includes $8 million allocated to exploration.

Mesquite Gold Mine

Mesquite is an open-pit heap leach gold mine in California, USA that Equinox Gold acquired during Q4-2018. Mesquite produced a total of 125,736 oz during 2019 at AISC of $933 per oz sold. Mesquite production for 2020 is estimated at 120,000 to 130,000 oz of gold at AISC of $975 to $1,025 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $16 million at Mesquite during 2020. Sustaining capital of $8 million relates primarily to increasing solution handling infrastructure. Non-sustaining capital of $8 million is allocated for exploring new targets and drilling mineralized dumps to identify economic material that can be classified as ore and stacked on the operating leach pads.

Fazenda Gold Mine

Fazenda is an underground mine located in Bahia State, Brazil. Fazenda has been in operation for more than 30 years and produced a total of 73,228 oz of gold during 2019. Fazenda production for 2020 attributable to Equinox Gold post-merger is estimated at 55,000 to 60,000 oz of gold at AISC of $900 to $950 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $10 million at Fazenda during 2020. Of the $7 million allocated to sustaining capital, $4 million is for underground development and $2 million relates to the scheduled tailings facility raise. The $3 million allocated to non-sustaining capital is primarily for underground development to allow for exploration drilling with the objective of converting resources to reserves.

RDM Gold Mine

RDM is a conventional open-pit mine located in Minas Gerais State, Brazil. RDM commenced commercial production in early 2014 and produced a total of 62,634 oz during 2019. RDM production for 2020 attributable to Equinox Gold post-merger is estimated at 50,000 to 55,000 oz of gold at AISC of $1,000 to $1,050 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $22 million at RDM during 2020. Sustaining capital of $5 million relates primarily to the scheduled tailings facility raise. Non-sustaining capital of $17 million relates almost entirely to open-pit expansion and capitalized stripping. Permits required to commence the pit expansion are expected to be received in Q2-2020.

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Pilar Gold Mine

Pilar in Goiás State, Brazil consists of two underground mines. Pilar commenced commercial production in October 2014 and produced a total of 37,739 oz of gold during 2019. Pilar production for 2020 attributable to Equinox Gold post-merger is estimated at 25,000 to 30,000 oz of gold at AISC of $1,200 to $1,300 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $6 million at Pilar during 2020. Of the $4 million sustaining capital budget, $2 million is allocated for the scheduled tailings facility raise with $1 million budgeted for underground development. Non-sustaining capital of $2 million is related to permitting and land access for the Três Buracos deposit, which is scheduled for permitting in 2020 and subsequent open-pit mining in 2021 to complement the existing underground mines.

Castle Mountain Gold Project

Castle Mountain is a past-producing open-pit heap leach gold mine in California, USA. A July 2018 prefeasibility study for the project contemplated a two-phase development plan, with production estimated at 45,000 oz of gold per year during Phase 1 and more than 200,000 oz of gold per year during Phase 2.

The Company commenced full-scale construction of Phase 1 on October 30, 2019. Construction is more than 50% complete with first gold pour targeted for Q3-2020. Total production for 2020 is estimated at 5,000 to 10,000 oz of gold at AISC of $750 to $800 per oz of gold sold.

Phase 1 will consist of a run-of-mine heap leach operation processing primarily 12,000 t/d of stockpiled ore from previous operations. The Phase 2 expansion is estimated to increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a mill and carbon-in-leach circuit with the remainder going to the heap leach. The detailed feasibility study for Phase 2 is targeted for completion in H2-2020.

Equinox Gold has budgeted $45 million of non-sustaining capital at Castle Mountain during 2020, with $40 million related to construction and commissioning and $5 million allocated to completion of the Phase 2 feasibility study.

Santa Luz Gold Project

The Santa Luz project in Bahia State, Brazil is a past-producing mine that commenced operations in mid-2013 and was placed on care and maintenance in September 2014 due in part to lower than planned gold recovery. Leagold completed an updated feasibility study for Santa Luz in October 2018 incorporating resin-in-leach processing to increase gold recovery with total construction costs estimated at $82 million.

Equinox Gold is reviewing Santa Luz costs and engineering with the expectation of commencing construction in late 2020 or early 2021. A total of $6 million has been budgeted for Santa Luz care and maintenance and early construction activities in 2020. Updated capital guidance will be provided when a final construction decision is made in 2020.

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Qualified Persons

Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold’s COO, Doug Reddy, P.Geo., Equinox Gold’s EVP Technical Services, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this report.

Non-IFRS Measures

This report refers to AISC, AISC per ounce sold and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per Ounce Sold

AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report

April 9, 2020

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